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                                                                 Exhibit (a)(9)
THE EMERGING MARKETS INFRASTRUCTURE FUND, INC.
One Citicorp Center
153 East 53rd Street
New York, New York 10022


                         EMERGING MARKETS INFRASTRUCTURE
                                      FUND
                         ANNOUNCES COMPLETION OF TENDER
                                      OFFER

         For Immediate Release

JUNE 28, 1999

CONTACT:    INVESTOR RELATIONS
            CREDIT SUISSE ASSET MANAGEMENT (FORMERLY BEA ASSOCIATES) 1-800-293-1232

         NEW YORK--(BUSINESS WIRE)--June 28, 1999--The Emerging Markets Infrastructure Fund, Inc. (the "Fund") today announced the termination of its tender offer for up to 3,011,714 shares of common stock of the Fund. The offer was for cash at a price equal to 95% of the Fund's net asset value per share as determined at the close of Friday's regular trading on the New York Stock Exchange ("NYSE") upon the terms and conditions set forth in the Fund's Issuer Tender Offer Statement and the related Letter of Transmittal. The net asset value at of the close of trading on Friday was $11.18 per share, and accordingly the tender offer price is $10.62 per share. The deadline for participating in the offer was the close of Friday's regular trading session on the NYSE. Approximately, 10,700,000 shares of the Fund's common stock were tendered through the stated expiration date. Therefore, on a pro-rata basis, approximately 28.15% of the shares so tendered are expected to be accepted for payment. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.

The Fund is a closed-end management investment company that seeks high total return through long-term capital appreciation by investing primarily in equity securities issued by infrastructure companies in emerging countries. The Fund is traded on the New York Stock Exchange under the trading symbol "EMG". The Fund's investment adviser is Credit Suisse Asset Management.


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Periodically updated information on the Fund can be obtained by calling the
Fund's toll free number (1-800-293-1232) or by consulting the Fund's website reachable at www.cefsource.com.

Any questions or requests for assistance with respect to the tender offer may be directed to Georgeson & Company, Inc., the Information Agent for the offer, toll free at (800) 223-2064 or collect at (212) 440-9800.










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